EXECUTED COPY

FORM 6 - K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2002

Banco Santander - Chile
(Exact name of Registrant as specified in its charter)
Republic of Chile
(Jurisdiction of incorporation)
Bandera 140
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

FORM 20-F X **FORM 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

YES ____ **NO** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

BANCO SANTANDER - CHILE

TABLE OF CONTENTS

Item	Sequential Page Number
1. Copy of Analyst Report published July 25 with the former Banco Santander Chile's second quarter results	4
2. Copy of former Banco Santander Chile First Half Results published in the "Estrategia" Newspaper on July 23, 2002.	24

Banco Santander Chile

CONTACTS:

Raimundo Monge	Robert Moreno	Jaime Cano
Banco Santander Chile	Banco Santander Chile	Santander Central Hispano
562-320-8505	562-320-8284	212-350-3903

BANCO SANTANDER CHILE ANNOUNCES RESULTS FOR THE SECOND QUARTER 2002

- The extraordinary shareholders' meeting held on July 18, 2002 approved the merger of Banco Santander and Banco Santiago. The merger will be effective on August 1, 2002.

- Net income totaled Ch$56,931 million (Ch$2.26/share and US$0.71/ADR) in the first half of 2002, increasing 17.4% compared to the first half of 2001. Return on equity reached 27.7% in the first half of 2002 compared to 25.1% in the first six months of 2001.

- In the second quarter of 2002, net income reached a record level of Ch$29,847 million (US$43 million, Ch$1.18/share and US$0.37/ADR), increasing 32.2% compared to the second quarter of 2001. ROE reached a record-high 31.0% in the quarter.

- The net financial margin reached 5.0% in the second quarter compared to 4.7% in the second quarter of 2001 and 4.1% in the first quarter of 2002. Fees increased 7.1% in the second quarter compared to the second quarter of 2001.

- The efficiency ratio improved to 42.0% in the second quarter of 2002 compared to 49.0% in the same period of 2001. Operating expenses decreased 8.5% compared to the second quarter of 2001.

- The Bank's loan mix improved during the quarter. Loans in the higher yielding Retail banking segment increased 8.1% in twelve months and 2.4% since March 31, 2002, while total loans increased 2.9% in twelve months and decreased 0.8% since the end of the first quarter.

- In the second quarter of 2002 the ratio of past due loans to total loans fell from 1.42% in the second quarter of 2001 to 1.37% in the present quarter. At the same time, the risk index decreased from 1.58% to 1.28% reflecting a strengthening of asset quality during the period.

Santiago, Chile, July 25, 2002.[1]- Banco Santander Chile (NYSE: BSB) announced today its unaudited results for the second quarter ended June 30, 2002. These results are reported on a consolidated basis in accordance with Chilean GAAP. June 30, 2001 figures are in constant Chilean pesos as of June 30, 2002.[2]

Net income totaled Ch$56,931 million (Ch$2.26/share and US$0.71/ADR) in the first half of 2002, increasing 17.4% compared to the first half of 2001. Return on equity reached 27.7% in the first half of 2002 compared to 25.1% in the first half of 2001. These positive results were obtained in a rather difficult operating environment due to the instability in the Region and the relatively low growth of the Chilean economy.

Net income for the second quarter of 2002 totaled a record high Ch$29,847 million (Ch$1.18/share and US$0.37/ADR), an increase of 32.2% compared to the second quarter of 2001. The Bank's ROE reached 31.0% in the quarter and the Bank's pre-tax ROE reached 35.6%, the highest in the Chilean financial system.

This rise in net income and profitability was driven by an important growth in core revenue. Net financial income was up 12.2% and the net financial margin in the second quarter reached 5.0% compared to 4.7% in the second quarter of 2001 and 4.1% in the first quarter of 2002. The improvement in the loan mix, the higher inflation rates in the quarter and lower short-term rates positively affected the Bank's net interest margin in this period.

Fee income in the second quarter of 2002 increased 7.1% compared to the second quarter of 2001. This rise in fee income mainly reflects the Bank's success of emphasizing fee intensive products and services in various business segments. In the quarter the Bank structured the issuance of various bonds and accordingly recognized fee income from financial advisory. Infrastructure financing is currently the area of largest investment in Chile and is a constant source of income for the Bank through corporate lending and fee income. At the same time, the fees recognized by the Bank's subsidiaries also showed important growth. Fees from the Bank's mutual funds subsidiary increased 12.1% compared to the second quarter of 2001, while. insurance brokerage fees increased 40.7% in the second quarter of 2002 compared to the second quarter of 2001.

---

1 Safe harbor statement under the Private Securities Litigation Reform act of 1995: All forward-looking statements made by Banco Santander-Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

2 The Peso/US dollar exchange rate as of June 30, 2002 was Ch$697.62 per dollar. June 2001 figures have been adjusted by the price level restatement factor of 1.0215.

In this period the ratio of past due loans to total loans improved from 1.42% in the second quarter of 2001 to 1.37% in the present quarter. At the same time, the risk index decreased from 1.58% to 1.28% reflecting a strengthening of asset quality during the period.

The Bank continued to improve its efficiency indicators. The Bank's cost to income ratio improved to 42.0% in the second quarter of 2002 compared to 49.0% in the same quarter of last year. Operating expenses decreased 8.5% compared to the second quarter of 2001. This is a result of various actions being undertaken, such as, modifying the branch format, centralizing back office functions and increasing the space dedicated to complementary channels such as ATMs, Internet and other automated terminals.

The Bank's loan mix continued improve. Loans in the higher yielding Retail banking segment increased 8.1% in twelve months and 2.4% since March 31, 2002, while total loans increased 2.9% in twelve months and decreased 0.8% since March 31, 2002. This slight decrease in total loans during the quarter was mainly due to a 4.9% fall in large corporate loans. The Bank has proactively encouraged some of its large corporate clients to issue bonds in order to take advantage of attractive long-term interest rates. The client repays with the proceeds its low yielding short term lending with the Bank and generates financial advisory fees and underwriting income in the process. This focus on profitability and the creation of value for clientes has been one of the main drivers of the Bank's superior performance.

Total customer funds increased 0.5% between March 31 and June 30, 2002 and 5.2% in twelve months, improving the Bank's funding mix. The 19.6% increase of non-interest bearing liabilities in twelve months was mainly due to higher floating balances among corporate clients, a result of the growth in the Bank's cash management services. The reduction in time deposits and checking accounts between the end of the first quarter and second quarter of 2002 was mainly due to the lower interest rates and higher inflation rate in the quarter, which made other investment alternatives more attractive. This also explains the 11.3% rise in mutual funds under management in the same period. During the second quarter Banco Santander together with Banco Santiago launched SuperCuenta, the first interest earning checking account launched in Chile after the Central Bank approved this type of accounts.

Banco Santander Chile (Ch$ million June 30, 2002)	Quarter IIQ 2002	IQ 2002	IIQ 2001	Change % IIQ 2002/2001	IIQ/IQ 2002
Net income	**29,847**	**27,350**	**22,579**	**32.2%**	**9.1%**
Net income/share (Ch$)	1.18	1.09	0.90	**32.2%**	**9.1%**
Net income/ADR (US$)*	0.37	0.36	0.31	19.4%	2.8%
Total loans	**3,533,318**	**3,563,532**	**3,433,749**	**2.9%**	**(0.8%)**
Customer funds	**3,883,614**	**3,865,799**	**3,690,706**	**5.2%**	**0.5%**
Customer deposits	3,374,569	3,408,628	3,172,407	6.4%	(1.0%)
Mutual funds (quarterly average)	509,045	457,171	518,299	(1.8%)	11.3%
Shareholder's equity	**419,704**	**483,210**	**411,508**	**2.0%**	**(13.1%)**
Net financial margin	5.0%	4.1%	4.7%		
Efficiency ratio	42.0%	41.8%	49.0%		
ROE **	31.0%	24.2%	24.2%		
ROA	2.0%	1.8%	1.6%		
PDLs / Total loans	1.37%	1.43%	1.42%		
Risk Index	1.28%	1.33%	1.58%		
Coverage of past due loans	119.4%	134.4%	151.8%		
BIS ratio	13.4%	13.1%	12.6%		
Branches	180	179	180		
ATMs	520	508	472		
Employees	3,978	3,997	4,041		

* The change in earnings per ADR may differ than the change in earnings per share due to the exchange rate.

** Annualized Earnings / Average Capital & Reserves.

MERGER UPDATE

On July 18, 2002, the Bank's shareholders approved the merger by absorption of Banco Santander-Chile into Banco Santiago. As a consequence, the surviving entity - Banco Santiago - will acquire the assets and assume the liabilities of Banco Santander-Chile and will incorporate the equity and shareholders of Banco Santander-Chile into Banco Santiago. As a result, Banco Santiago will issue 188,446,126,794 shares to be exchanged for the outstanding shares of Banco Santander-Chile. The new bank will be called Banco Santander-Chile. In particular, the most relevant matters approved by shareholders were:

- Approval of the conditions established by the Chilean Superintendency of Banks and Financial Institutions in its Resolution No. 47, issued on May 16, 2002, regarding the merger of Banco Santiago and Banco Santander-Chile which included establishing a minimum BIS ratio of 12% compared to the minimum legal ratio of 8%. The proforma capital ratio as of June 30, 2002 for the forthcoming entity was higher than 12%.
- Approval of the terms of exchange for the merger, reflecting that Banco Santiago will constitute 52.5% and Banco Santander-Chile will constitute 47.5% of the merged entity. Each common share of Banco Santander-Chile will be exchanged for 3.55366329 Banco Santiago shares.
- Approval of the effectiveness of the merger for accounting purposes as of January 1, 2002, after all legal requirements have been fulfilled. This signifies that the shareholders of Banco Santander Chile will have the right to receive a dividend over the profits of the merged bank for the full year 2002.

- Approval of the termination of the current American depositary share (ADS) program of Banco Santander-Chile listed on the New York Stock Exchange, with the Banco Santander-Chile ADSs to be replaced with new Banco Santiago ADSs listed on the New York Stock Exchange under the symbol "SAN".

In a similar meeting held the same day by Banco Santiago the shareholders' of this bank also approved the transaction.

Structure

The Executive Chairman of the new Bank will be Mr. Mauricio Larraín, former Executive First Vice-Chairman of Banco Santander and the new CEO will be Mr. Fernando Cañas, the current CEO of Banco Santiago. The Board will have a total of 11 members of which 7 are independent directors. The first two tiers of management have also been defined with a balanced combination of people coming from each bank.

Synergies

The effective date of the merger will be August 1, 2002. The merger of systems and operations in general is estimated to take between 6-8 months to assure that the process will be completed in the smoothest manner in order not to disrupt client service and to create shareholder value. A voluntary retirement program has been offered to employees and it is expected that around 700 persons will accept it.

Asset Sale

Management is also analyzing the possibility of selling assets in order to increase the value and growth opportunity of the new Bank. This asset sale will be up to 8 percentage points of market share. Depending on the size of the transaction and as a way of assuring it adds value and is performed in a transparent way, the Board has considered: (a) hiring two international investment banks to evaluate the convenience of the sale process, with the aim of identifying if it creates value for all shareholders, and (b) asking shareholders to approve the process in an extraordinary shareholders' meeting.

NET FINANCIAL INCOME

Improvement in loan mix boosts net interest margin

Net Financial Income (Ch$ million June 30, 2002)	**Quarter**			**Change %**	
	IIQ 2002	**IQ 2002**	**IIQ 2001**	**IIQ 2002/2001**	**IIQ/IQ 2002**
Net interest income	71,859	55,932	59,432	20.9%	28.5%
Net results of hedging positions[3]	(8,093)	(3,076)	(2,615)	209.5%	163.1%
Net financial income	**63,766**	**52,856**	**56,817**	**12.2%**	**20.6%**
Net financial margin*	**5.0%**	**4.1%**	**4.7%**		

* Annualized.

Net financial income increased 12.2% compared to the second quarter of 2001. This was a result of the 6.7% increase in average earning assets and an improvement in the Bank's net interest margin to 5.0% in the second quarter of 2002 from 4.7% in the second quarter of 2001 and 4.1% in the first quarter of this year. During the second quarter of 2002, various factors had an impact on the evolution of margins:

- **Improved loan mix.** Loans in higher yielding segments have been leading the overall loan growth in the last twelve months. Loans in the retail segment increased 2.4% since March 31, 2002 and 8.1% in twelve months compared to (0.3%) and 3.5% for total loans, respectively. In addition, relatively high yielding Middle market loans grew 2.2% in the last three months and 4.3% in twelve months, both above the overall lending growth.

- **Higher inflation rate and fall in short-term rates.** The recovery of margins in the second quarter of 2002 was partly due to the higher inflation rate of the period. Inflation as measured by the variation of the *Unidad de Fomento* or UF was 0.97% in the second quarter compared to negative 0.40% in the first quarter of 2002. This has a positive short-term impact since the Bank has a positive gap in inflation indexed instruments that re-price according to the variation of the UF. At the same time, the Central Bank reduced in May its overnight reference rate to 4.00%, which positively impacted margins in the quarter, as deposits have a shorter duration and re-price more quickly than assets. In mid-July the Central Bank reduced the reference rate an extra 75 basis points, bringing it to a historically low 3.25% on an annual basis. However, lower interest rates will be putting pressure on the Bank's margins in the medium term.

- **Increase in non-interest bearing liabilities.** Non-interest bearing liabilities increased 19.6% on twelve months. The Bank's successful focus on providing more and better

3 For analysis purposes the results from foreign exchange transactions, which consists mainly of the results of forward contracts which hedge foreign currencies positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses cannot be considered interest revenue, but must be considered as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This accounting asymmetry distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to indicate the Bank's actual net interest margin as they are linked to normal credit operations.

transactional cash management services for corporate clients and better client service in the retail segment has resulted in an important growth of non-interest bearing liabilities.

INTEREST EARNING ASSETS

Loan growth focused in the retail segment

Interest Earning Assets	Quarter ended,			Change %	
(Ch$ million June 30, 2002)	**June 30, 2002**	**March 31, 2002**	**June 30, 2001**	**IIQ 2002/2001**	**IIQ/IQ 2002**
Commercial loans	1,296,177	1,388,403	1,250,383	3.7%	(6.6%)
Consumer loans	348,621	345,241	341,106	2.2%	1.0%
Residential mortgage loans*	628,619	627,381	598,412	5.0%	0.2%
Foreign trade loans	386,841	362,773	369,168	4.8%	6.6%
Contingent loans	350,422	309,664	328,642	6.6%	13.2%
Leasing	132,768	128,956	125,969	5.4%	1.8%
Other outstanding loans**	354,863	347,542	365,810	2.1%	2.1%
Total gross loans	**3,498,311**	**3,509,960**	**3,379,490**	**3.5%**	**(0.3%)**
Interbank loans	35,007	53,572	54,259	(35.5%)	(34.7%)
Financial investments	1,483,139	1,532,152	1,387,386	6.9%	(3.2%)
Total interest-earning assets	**5,106,457**	**5,095,684**	**4,821,135**	**5.9%**	**0.2%**

* Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda)

** Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales), past due loans and other loans.

Loan growth in the quarter reflected the Bank's focus on increasing its activity in high yielding segments and the thorough implementation of the Bank's segmentation strategy. Between March 31 and June 30, 2002, consumer and leasing loans – two high yielding activities - grew 1.0% and 1.8%, respectively. In addition, foreign trade (up 6.6% in the quarter) and contingent loan growth (up 13.2% in the quarter), reflects an increase in business activity with medium-sized companies and also translation gains, as the exchange rate depreciated during this period. Nevertheless, total loans decreased 0.8% since the end of the first quarter, as commercial loans decreased 6.6% in the period as the Bank has been reducing its activity in the low yielding large corporate short term lending market.

- *Corporate Lending*

(Ch$ million June 30, 2002)	Quarter ended, June 30, 2002	March 31, 2002	June 30, 2001	% Change IIQ/IQ 2002
Large Corporate	1,170,632	1,230,425	1,156,383	(4.9%)
Medium Sized Companies & Real Estate	781,934	765,266	749,538	2.2%
Medium Sized Companies	638,004	619,885	602,936	2.9%
Real Estate	143,930	145,381	146,602	(1.0%)
Total Corporate Loans	**1,952,566**	**1,995,691**	**1,905,921**	**(2.2%)**

The 2.2% decrease in corporate lending was mainly due to the Bank's focus on profitability and asset quality. Total large corporate loans decreased 4.9% between the end of the first and second quarters of 2002. The Bank has proactively encouraged some of its large corporate clients to issue bonds in order to take advantage of attractive long-term interest rates. In the process, clients re-pay lower yielding bridge loans and lines of credit while paying financial advisory and generating underwriting income to the Bank in the process. For example, during the quarter the Bank acted as a dealer and financial advisor to corporate clients in various infrastructure bond issues. This included acting as an agent in the largest infrastructure bond placed in Chile (UF11 million or approximately US$260 million). Infrastructure financing is currently the area of largest investment in Chile.

Despite the relatively low growth of the Chilean economy, the Bank's segmentation model has allowed it to detect clusters of clients that have attractive profitability potential. As a result, lending to the higher yielding medium-sized companies increased 2.9%. Commercial loans were up 2.0% while leasing lending to this segment grew 1.8% during the quarter. The 1.0% decrease in real estate lending is a direct result of the Bank's conservative credit risk standards being applied in this business segment.

- *Retail Lending*

(Ch$ million June 30, 2002)	Quarter ended, June 30, 2002	March 31, 2002	June 30, 2001	% Change IIQ/IQ 2002
Banca Personas	934,107	909,272	872,270	2.7%
Small Companies	280,003	276,958	250,532	1.1%
Total Retail Loans	**1,214,110**	**1,186,230**	**1,122,802**	**2.4%**

The Bank's Retail segment (middle/upper-income and small business segments) continues to lead loan growth, expanding 2.4% compared to the end of the first quarter of 2002. The Bank's extensive distribution network, segmented business model and improving client service have been key factors in reactivating lending in this segment. The Central Bank's loose monetary policy has also boosted lending in this segment. Loans in Banca Personas, increased 2.7%. Consumer loans in this segment increased 18.0% on an annual basis between the end of the first quarter and June 30, 2002, in line with the Bank's strategic plan of increasing its presence in this profitable segment.

- *Banefe*

(Ch$ million June 30, 2002)	Quarter ended, June 30, 2002	March 31, 2002	June 30, 2001	% Change IIQ/IQ 2002
Banefe	**285,987**	**290,349**	**301,307**	**(1.5%)**

Banefe's loan portfolio decreased 1.5% between the end of the first quarter and June 30, 2002 due to credit risk considerations and persistently high unemployment figures. Nevertheless, the net financial margin in this segment increased 18 basis points in the second quarter of 2002 compared to the same period of the previous year.

CUSTOMER FUNDS

Mutual funds under management increase 11.3% in the quarter

Funding (Ch$ million June 30, 2002)	Quarter ended, IIQ 2002	IQ 2002	IIQ 2001	Change % IIQ 2002/2001	IIQ/IQ 2002
Non-interest bearing liabilities	981,917	996,870	821,311	19.6%	(1.5%)
Interest bearing checking accounts	5,219	--	--	--	--
Savings and time deposits	2,387,433	2,411,758	2,351,096	1.5%	(1.0%)
Total customer deposits	**3,374,569**	**3,408,628**	**3,172,407**	6.4%	(1.0%)
Mutual funds (quarterly average)	509,045	457,171	518,299	(1.8%)	11.3%
Total customer funds	**3,883,614**	**3,865,799**	**3,690,706**	**5.2%**	**0.5%**

Total customer funds increased 0.5% between the first and second quarters, 2002 and 5.2% in twelve months with an improvement in the funding mix. The 19.6% increase of non-interest bearing liabilities in twelve months was mainly due to higher floating balances among corporate clients as a result of the growth in the Bank's cash management services and the low monthly inflation rates in this period. Through the development of advanced cash management and payment services, the Bank has successfully positioned itself in this profitable line of business. The 1.0% reduction in time deposits between the end of the first quarter and second quarter of 2002 was mainly due to the lower interest rates which has made other investment alternatives more attractive. This also explains the 11.3% rise in mutual funds under management in the same period.

It is important to point out that in the second quarter Banco Santander, together with Banco Santiago, launched SuperCuenta the first interest earning checking account in Chile. This is a product recently approved by the Central Bank and the SBIF. This product, apart from paying interest to clients regardless of their balance amount, encourages the usage of alternative transactional channels by limiting the number of checks that an account holder can write per month. The interest charged on these accounts is 3.3% nominal per year. The maximum rate permitted by law is 4% for these types of accounts.

PROVISION FOR LOAN LOSSES

Asset quality continues to improve. The past due loan ratio decreases to 1.37%.

Provision for loan losses		**Quarter**		**Change %**	
(Ch$ million June 30, 2002)	**IIQ 2002**	**IQ 2002**	**IIQ 2001**	**IIQ 2002/2001**	**IIQ/IQ 2002**
Total provisions and charge-offs	**408**	**13,512**	**8,664**	**(95.3%)**	**(97.0%)**
Provisions for loan losses	+2,646	3,240	+73	3,525%	--
Charge-offs	9,994	10,272	8,737	14.4%	(2.7%)
Reclassified provisions*	+6,940	--	--		
Total adjusted provisions and charge-offs	**7,348**	**13,512**	**8,664**	**(15.2%)**	**(45.6%)**
Loan loss recoveries	3,325	2,974	2,934	13.3%	11.8%
Total loans	3,533,318	3,563,532	3,433,749	2.9%	(0.8%)
Total reserves for loan losses (RLL)	57,581	68,363	73,790	(22.0%)	(15.8%)
Past due loans (PDL)	48,239	50,872	48,610	(0.8%)	(5.2%)
PDL/Total loans	1.37%	1.43%	1.42%		
RLL/Past due loans	119.4%	134.4%	151.8%		
Risk index[4]	1.28%	1.33%	1.58%		
Risk Index Bank w/o Banefe	0.90%	0.95%	1.20%		
Risk Index Banefe	4.93%	5.00%	4.96%		

*Reclassified to Other Income, net following new guidelines set by the SBIF.

The improvement in asset quality during the quarter resulted in a 15.2% decrease in the adjusted provision expense compared to the second quarter of 2001. Past due loans decreased 5,2% in the quarter and the ratio of past due loans to total loans fell to 1.37%. Furthermore, the Bank's risk index decreased 30 basis points to 1.28%. The risk index in the Bank, excluding Banefe, decreased form 1.20% as of June 2001 to 0.90% in the present quarter. In Banefe, asset quality also improved despite the high unemployment figures. Accordingly, the risk index reached 4.93% compared to 4.96% in the second quarter of 2001 and 5.00% at the end of the first quarter of 2002. The coverage ratio of past due loans reached 119.4% at the end of the present quarter.

4 Chilean banks are required to classify their outstanding loans on an ongoing basis for the purpose of determining the amount of loan loss reserves. Banks must evaluate the expected losses of their loan portfolio and set aside specific provisions against these losses. For example, a risk index of 1% implies that a bank is expecting to lose 1% of its loan portfolio. The risk index is the key measure used to monitor asset quality and is periodically reviewed by the Superintendence of Banks and Financial Institutions (SBIF), the industry's main regulator.

It is important to point out that following new SBIF guidelines, the Bank reclassified during the second quarter Ch$6,940 million from Voluntary Loan Loss Reserves in the balance sheet to Other Liabilities. A similar change was done in the income statement, reclassifying the same amount from Voluntary Provisions to Other Income, net. These voluntary provisions where previously recognized by the Bank in line with its conservative stance regarding risk. However, as these provisions are not linked to any specific credit risk they will be not be included as credit risk provisions. Despite this change in presentation, the coverage ratio of past due loans reached 119.4% at the end of the present quarter.

FEE INCOME

Diversified growth of fee income

Net Fee Income by Subsidiary	Quarter			Change %	
(Ch$ million June 30, 2002)	**IIQ 2002**	**IQ 2002**	**IIQ 2001**	**IIQ 2002/2001**	**IIQ/IQ 2002**
Bank[1]	7,441	7,284	6,688	11.3%	2.2%
Banefe	2,078	2,298	2,360	(11.9%)	(9.6%)
Asset management	1,742	1,452	1,554	12.1%	20.0%
Securitization	29	--	--	--	--
Insurance brokerage subsidiary	287	282	204	40.7%	1.8%
Total net fee income	**11,577**	**11,316**	**10,806**	**7.1%**	**2.3%**

1 Consumer and mortgage banking for middle and upper income individuals, corporate banking and middle market.

Net fee income increased 7.1% in the second quarter of 2002 compared to the same quarter of 2001. This rise in fee income mainly reflects the Bank's success of emphasizing fee intensive products and services in various business segments. In the Bank, excluding Banefe and other subsidiaries, fee income increased 11.3% compared to the second quarter of 2001. This growth was mainly due to an increase in fees from financial advisory services. The rise in fees in the Bank excluding Banefe and other subsidiaries was also driven by a 9.3% increase in fees from checking accounts and the 14.7% increase in insurance related fees.

Fees at Banefe decreased 11.9% in the second quarter of 2002 compared to the same period of 2001 due to lower credit card fees. These fees were negatively affected by the incorporation of VAT tax to credit card fees. This was partially offset by the 32.6% rise in insurance related fees in this business segment.

Fees recognized by the Bank's subsidiaries also showed significant growth. Fees from the Bank's mutual funds subsidiary increased 12.1% compared to the second quarter of 2001. Insurance brokerage fees were up 40.7% in the second quarter of 2002 compared to the second quarter of 2001. The growth of fees in this subsidiary and the increase in insurance brokerage fees in the Bank and Banefe reflects the successful use of the branch network to sell insurance products and the increase in mortgage lending which requires life and casualty insurance.

OTHER OPERATING INCOME

Other operating income (Ch$ million June 30, 2002)	Quarter			Change %	
	IIQ 2002	IQ 2002	IIQ 2001	IIQ 2002/2001	IIQ/IQ 2002
Net gain from trading and mark-to-market of securities	467	10,624	1,152	(59.5%)	(95.6%)
Other	(2,898)	(2,096)	(515)	462.7%	38.3%
Total	**(2,431)**	**8,528**	**637**	--	--

The net gain from trading and mark-to-market of securities totaled Ch$467 million in the second quarter of 2002. The decrease in the net gain from trading and mark-to-market was mainly due to the rise in long-term interest rates in the quarter, especially of corporate bonds offset by gains from the sale of financial investments and from underwriting related to the Bank's active participation in corporate finance services. The increase in the loss in other operating income compared to the second quarter of 2001 was mainly due to the reclassification of the variable portion of sales force expenses from administrative expenses to other operating income, net as of the fourth quarter of 2001.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses (Ch$ million June 30, 2002)	Quarter			Change %	
	IIQ 2002	IQ 2002	IIQ 2001	IIQ 2002/2001	IIQ/IQ 2002
Recovery of loans	3,325	2,974	2,934	13.3%	11.8%
Non-operating income, net	(8,517)	477	416	--	--
Income attributable to investments in other companies	74	39	137	(46.0%)	89.7%
Losses attributable to minority interest	(36)	(45)	(14)	157.1%	(20.0%)
Total other income, net	**(5,154)**	**3,445**	**3,473**	**248.4%**	--
Price level restatement	(2,454)	1,182	(2,998)	(18.1%)	--

Other income, net totaled a loss of Ch$5,154 million in the quarter. As mentioned before, the Bank following new SBIF guidelines reclassified in the balance sheet Ch$6,940 million from voluntary loan loss reserves to other liabilities and in the income statement from voluntary provisions to other income, net. These voluntary loan provisions where recognized by the Bank in order to improve coverage ratios in periods of high economic instability. These had to be reclassified since they were not specified as credit risk related.

It is important to point out that following new SBIF guidelines, the Bank reclassified during the second quarter Ch$6,940 million from Voluntary Loan Loss Reserves in the balance sheet to Other Liabilities. A similar change was done in the income statement, reclassifying the same amount from Voluntary Provisions to Other Income, net. These voluntary provisions where previously recognized by the Bank in line with its conservative stance regarding risk. However, as these provisions are not linked to any specific credit risk they will be not be included as credit risk provisions.

Loan loss recoveries increased 13.3% in the quarter, which is in line with the Bank's aggressive charge-off policy in period. The Bank also has the largest market share in consumer banking in Chile and a key to the Bank's high profitability in this segment has been to correctly manage collections as another profit center.

The higher loss from price level restatement reflects the higher UF inflation in the second quarter of 2002 compared to the negative inflation in the first quarter of 2001. The Bank has to adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank's capital is larger than the sum of fixed and other assets, price level restatement is usually negative due to inflation. This partially offsets the positive impact of inflation on the Bank's net financial income in the quarter.

OPERATING EXPENSES AND EFFICIENCY

Tight control of operating expenses. Efficiency ratio approaches 42%

Operating Expenses	**Quarter**			**Change %**	
(Ch$ million June 30, 2002)	**IIQ 2002**	**IQ 2002**	**IIQ 2001**	**IIQ 2002/2001**	**IIQ/IQ 2002**
Personnel expenses	16,564	16,273	17,026	(2.7%)	1.8%
Administrative expenses	10,575	10,634	13,135	(19.5%)	(0.6%)
Administrative expenses excluding sales force expense*	10,106	10,148	10,950	(7.7%)	(0.4%)
Depreciation and amortization	3,463	3,455	3,291	5.2%	0.2%
Operating expenses	**30,602**	**30,362**	**33,452**	**(8.5%)**	**0.8%**
Efficiency ratio**	**42.0%**	**41.8%**	**49.0%**		
Efficiency ratio***	37.2%	37.0%	44.2%		

* In the fourth quarter of 2001 the Bank reclassified the variable sales force expenses from administrative expenses to other operating income, net. These costs mainly consist of the fee paid to the Bank's outsourced sales force for products sold to clients.

** Operating expenses/Operating income

*** Excluding amortization and depreciation

Operating expenses decreased 8.5% during the second quarter of 2002. Administrative expenses, excluding sales force expenses decreased 7.7% in the quarter, reflecting various actions undertaken in order to improve efficiency, such as modifying the branch format, centralizing back office functions and increasing the space dedicated to complementary channels such as ATMs, Internet and other automated terminals. Personnel expenses decreased 2.7% in the same period. This fall is in line with the low variation of the Bank's headcount in the last 5 years. With this positive evolution of operating expense the Bank efficiency ratio reached 41.9% in the quarter, one of the better levels among the larger Bank's in Chile and in the Region. As a part of the merger process, during the quarter a voluntary retirement program has been offered to employees and is expected to be accepted by 700 persons.

SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

ROE reaches a record level of 31.0% in the quarter

As of June 30, 2002, the Bank's shareholders' equity totaled Ch$419,704 million (US$602 million). The Bank's ROE in the second quarter reached a record level of 31.0%.

Shareholders' equity	**Quarter ended**			**Change %**	
(Ch$ million June 30, 2002)	**IIQ 2002**	**IQ 2002**	**IIQ 2001**	**IIQ 2002/2001**	**IIQ/IQ 2002**
Capital and Reserves	360,152	452,654	360,023	0.0%	(20.4%)
Fluctuation of financial investments	2,621	3,206	3,009	(12.9%)	(18.2%)
Net Income	56,931	27,350	48,476	17.4%	108.2%
Total shareholders' equity	**419,704**	**483,210**	**411,508**	**2.0%**	**(13.1%)**

The Bank's BIS ratio as of June 30, 2002 was 13.4% and the Bank's Tier I ratio reached a solid level of 10.2%. It is worth mentioning that in June the methodology for calculating BIS ratios in Chile was modified from an unconsolidated to a consolidated basis. Previously, banks had to subtract from regulatory capital their investments in subsidiaries and the assets of these companies were not included in the calculation of risk weighted assets. Currently, the investment in these subsidiaries are no longer subtracted form regulatory capital and the assets are included in the calculation of risk weighted assets. As the assets of the Bank's subsidiaries mainly consist of liquid low risk investments in government securities, the Bank's BIS ratio improved with this change in methodology. The Bank's capitalization ratios as of June 30, 2002 were the following.

Capital Adequacy (Ch$ million June 30, 2002)	**June 30, 2002**	**% risk weighted assets**
Capital and reserves	362,774	10.2%
Tier II capital	116,183	3.2%
Regulatory capital	**478,957**	**13.4%**
Risk weighted assets	3,575,193	

It is important to point out that as a result of the merger between Banco Santander and Banco Santiago the SBIF has requested that the combined entity to maintain a BIS ratio of no less than 12% compared to the minimum legal ratio of 8%. The proforma capital ratio as of June 30, 2002 for the forthcoming entity was higher than 12% and, accordingly there should be no problem in fulfilling this requirement, which is in line with Santander and Santiago's strategy of having strong equity base for their operations.

INSTITUTIONAL BACKGROUND

According to the latest figures published by the SBIF, the Bank was the third largest private bank in Chile in terms of loans, had the largest customer base with over 1,000,000 customers and one of the largest private distribution network with 180 branches and 520 ATMs. The Bank has the highest credit ratings among all Latin American banks with a Baa1 rating from Moody´s and A- ratings from Standard and Poor's and Fitch, which are the same ratings assigned to the Republic of Chile. In 2002 both Euromoney and Global Finance have chosen Santander-Chile as the Best Bank in Chile.

Currently, the Bank has approximately 9,500 shareholders. The stock is traded on the New York Stock Exchange (NYSE: BSB) and the Santiago Stock Exchange (SSE: Santander). The Bank's main shareholder is Santander Chile Holding, which directly and indirectly owns 74.65% of Banco Santander Chile. Santander Chile Holding is the largest financial holding in Chile and is owned by Santander Central Hispano S.A.

As a result of the merger the Bank's shares and ADRs will cease to exist. In the merger, investors will receive 3.55366330 shares of Banco Santiago for every one share of Santander-Chile that they own on the record date for the merger and 0.75245999 ADRs of Banco Santiago for every one Santander-Chile ADR that they own on the record date for the merger.

Banco Santander Central Hispano -Leading Financial Group in Europe

Santander Central Hispano's Group is the leading financial group in Spain and Latin America, the third larger by market capitalization in the Euro Zone and among the fifteenth largest in the world by market value. Santander's Group provides services to 39 million customers through out 118,000 employees and 10,200 offices. As of March 31, 2002, the Group had more than $300 billion in customer funds and $160 billion loan portfolio, spread by countries and sector respectively.

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Adjusted for general price level changes and expressed in millions of constant
Ch$ of June 30, 2002)

	30-Jun 2002	30-Jun 2002	31-Mar 2002	30-Jun 2001	% Change June 2002/2001	% Change June / March 2002
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions		
ASSETS						
Cash and due from banks						
Noninterest bearing	880,631	614,346	493,079	458,283	34.1%	24.6%
Interbank deposits-interest bearing	31,757	22,154	66,124	84,012	-73.6%	-66.5%
Total cash and due from banks	912,388	636,500	559,203	542,295	17.4%	13.8%
Financial investments						
Government securities	933,791	651,431	641,274	509,891	27.8%	1.6%
Investments purchased under agreements to resell	112,419	78,426	132,940	24,929	214.6%	-41.0%
Other financial investments	666,783	465,161	475,522	472,160	-1.5%	-2.2%
Investment collateral under agreements to repurchase	413,006	288,121	282,416	380,406	-24.3%	2.0%
Total financial investments	2,125,999	1,483,139	1,532,152	1,387,386	6.9%	-3.2%
Loans, net						
Commercial loans	1,857,999	1,296,177	1,388,403	1,250,383	3.7%	-6.6%
Consumer loans	499,729	348,621	345,241	341,106	2.2%	1.0%
Mortgage loans (Residential and general purpose)	762,048	531,620	527,374	550,685	-3.5%	0.8%
Foreign trade loans	554,515	386,841	362,773	369,168	4.8%	6.6%
Interbank loans	50,181	35,007	53,572	54,259	-35.5%	-34.7%
Leasing	190,316	132,768	128,956	125,969	5.4%	3.0%
Other outstanding loans	578,571	403,623	396,677	364,927	10.6%	1.8%
Past due loans	69,148	48,239	50,872	48,610	-0.8%	-5.2%
Contingent loans	502,311	350,422	309,664	328,642	6.6%	13.2%
Reserve for loan losses	(82,539)	(57,581)	(68,363)	(73,790)	-22.0%	-15.8%
Total loans, net	4,982,279	3,475,737	3,495,169	3,359,959	3.4%	-0.6%
Other assets						
Assets for leasing	12,733	8,883	6,124	1,072	728.6%	45.1%
Foreclosed assets	20,796	14,508	14,846	16,750	-13.4%	-2.3%
Bank premises and equipment	157,619	109,958	111,303	114,731	-4.2%	-1.2%
Investments in other companies	2,358	1,645	1,569	1,511	8.9%	4.8%
Other	490,363	342,087	344,358	238,159	43.6%	-0.7%
Total other assets	683,869	477,081	478,200	372,223	28.2%	-0.2%
TOTAL ASSETS	8,704,534	6,072,457	6,064,724	5,661,863	7.3%	0.1%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Adjusted for general price level changes and expressed in millions of constant Ch$ of June 30, 2002)

	30-Jun 2002	30-Jun 2002	31-Mar 2002	30-Jun 2001	% Change June 2002/2001	% Change June / March 2002
LIABILITIES AND SHAREHOLDERS' EQUITY	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions		
Deposits						
Current accounts	632,988	441,585	436,866	378,916	16.5%	1.1%
Bankers drafts and other deposits	782,017	545,551	560,004	442,395	23.3%	-2.6%
	1,415,005	987,136	996,870	821,311	20.2%	-1.0%
Savings accounts and time deposits	3,422,254	2,387,433	2,411,758	2,351,096	1.5%	-1.0%
Total deposits	4,837,259	3,374,569	3,408,628	3,172,407	6.4%	-1.0%
Other interest bearing liabilities						
Banco Central de Chile borrowings						
Credit lines for renegotiation of loans	4,945	3,450	3,635	4,567	-24.5%	-5.1%
Other Banco Central borrowings	33,237	23,187	26,042	18,161	27.7%	-11.0%
Total Banco Central borrowings	38,182	26,637	29,677	22,728	17.2%	-10.2%
Investments sold under agreements to repurchase	427,496	298,230	336,243	394,984	-24.5%	-11.3%
Mortgage finance bonds	806,406	562,565	557,548	575,868	-2.3%	0.9%
Other borrowings						
Bonds	273,338	190,686	199,335	202,937	-6.0%	-4.3%
Subordinated bonds	246,899	172,242	175,335	166,658	3.4%	-1.8%
Borrowings from domestic financial institutions	197,761	137,962	49,528	25,336	444.5%	178.6%
Foreign borrowings	284,487	198,464	104,692	52,035	281.4%	89.6%
Other obligations	68,006	47,442	46,961	56,355	-15.8%	1.0%
Total other borrowings	1,070,491	746,796	575,851	503,321	48.4%	29.7%
Total other interest bearing liabilities	2,342,575	1,634,228	1,499,319	1,496,901	9.2%	9.0%
Other liabilities						
Contingent liabilities	502,265	350,390	309,958	328,708	6.6%	13.0%
Other	419,849	292,895	362,974	251,785	16.3%	-19.3%
Minority interest	962	671	635	554	21.1%	5.7%
Total other liabilities	923,076	643,956	673,567	581,047	10.8%	-4.4%
Shareholders' equity						
Capital and reserves	520,015	362,773	455,860	363,032	-0.1%	-20.4%
Income for the year	81,607	56,931	27,350	48,476	17.4%	108.2%
Total shareholders' equity	601,622	419,704	483,210	411,508	2.0%	-13.1%
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	8,704,534	6,072,457	6,064,724	5,661,863	7.3%	0.1%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Constant Chilean pesos of June 30, 2002

	IIQ 2002	IIQ 2002	IQ 2002	IIQ 2001	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IIQ 2002/2001	IIQ 2002 / IQ 2001
Interest income and expense						
Interest income	203,181	141,743	99,039	144,536	-1.9%	43.1%
Interest expense	(100,175)	(69,884)	(43,107)	(85,104)	-17.9%	62.1%
Net interest income	103,006	71,859	55,932	59,432	20.9%	28.5%
Provision for loan losses	(585)	(408)	(13,512)	(8,664)	-95.3%	-97.0%
Fees and income from services						
Fees and other services income	19,594	13,669	13,241	12,548	8.9%	3.2%
Other services expense	(2,999)	(2,092)	(1,925)	(1,742)	20.1%	8.7%
Total fees and income from services, net	16,595	11,577	11,316	10,806	7.1%	2.3%
Other operating income, net						
Net gain (loss) from trading and brokerage	669	467	10,624	1,152	-59.5%	-95.6%
Foreign exchange transactions,net	(11,601)	(8,093)	(3,076)	(2,615)	209.5%	163.1%
Other, net	(4,154)	(2,898)	(2,096)	(515)	462.7%	38.3%
Total other operating income,net	(15,086)	(10,524)	5,452	(1,978)	432.1%	-293.0%
Other income and expenses						
Recovery of loans previously written off	4,766	3,325	2,974	2,934	13.3%	11.8%
Nonoperating income, net	(12,209)	(8,517)	477	416	-2147.4%	-1885.5%
Income attributable to investments in other companies	106	74	39	137	-46.0%	89.7%
Losses attributable to minority interest	(52)	(36)	(45)	(14)	157.1%	-20.0%
Total other income and expenses	(7,389)	(5,154)	3,445	3,473	-248.4%	-249.6%
Operating expenses						
Personnel salaries and expenses	(23,744)	(16,564)	(16,273)	(17,026)	-2.7%	1.8%
Administrative and other expenses	(15,159)	(10,575)	(10,634)	(13,135)	-19.5%	-0.6%
Depreciation and amortization	(4,964)	(3,463)	(3,455)	(3,291)	5.2%	0.2%
Total operating expenses	(43,867)	(30,602)	(30,362)	(33,452)	-8.5%	0.8%
Gain (loss) from price-level restatement	(3,518)	(2,454)	1,182	(2,998)	-18.1%	-307.6%
Income before income taxes	49,156	34,294	33,453	26,619	28.8%	2.5%
Income taxes	(6,375)	(4,447)	(6,103)	(4,040)	10.1%	-27.1%
Net income	42,781	29,847	27,350	22,579	32.2%	9.1%

BANCO SANTANDER CHILE
FIRST HALF INCOME STATEMENTS
Constant Chilean pesos of June 30, 2002

	30-Jun-02	30-Jun-02	30-Jun-01	% Change
	US$ thousands	Ch$ millions	Ch$ millions	
Interest income and expense				
Interest income	343,756	239,811	263,076	-8.8%
Interest expense	(161,361)	(112,569)	(148,074)	-24.0%
Net interest income	182,394	127,242	115,002	10.6%
Provision for loan losses	(19,763)	(13,787)	(26,394)	-47.8%
Fees and income from services				
Fees and other services income	38,388	26,780	26,033	2.9%
Other services expense	(5,731)	(3,998)	(3,169)	26.2%
Total fees and income from services, net	32,657	22,782	22,864	-0.4%
Other operating income, net				
Net gain (loss) from trading and brokerage	15,749	10,987	12,555	-12.5%
Foreign exchange transactions,net	(15,967)	(11,139)	(2,077)	436.3%
Other	(7,127)	(4,972)	(880)	465.0%
Total other operating income,net	(7,345)	(5,124)	9,598	-153.4%
Other income and expenses				
Recovery of loans previously written off	8,988	6,270	5,802	8.1%
Nonoperating income, net	(11,535)	(8,047)	(906)	788.2%
Income attributable to investments in other companies	162	113	169	-33.1%
Losses attributable to minority interest	(115)	(80)	(50)	60.0%
Total other income and expenses	(2,500)	(1,744)	5,015	-134.8%
Operating expenses				
Personnel salaries and expenses	(46,841)	(32,677)	(32,657)	0.1%
Administrative and other expenses	(30,251)	(21,104)	(25,886)	-18.5%
Depreciation and amortization	(9,868)	(6,884)	(6,450)	6.7%
Total operating expenses	(86,960)	(60,665)	(64,993)	-6.7%
Gain (loss) from price-level restatement	(1,839)	(1,283)	(3,334)	-61.5%
Income before income taxes	96,644	67,421	57,758	16.7%
Income taxes	(15,037)	(10,490)	(9,282)	13.0%
Net income	81,607	56,931	48,476	17.4%

Financial Ratios

	1Q00	2QOO	3QOO	4QOO	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Profitability										
Net financial margin*	4.9%	4.6%	4.8%	4.8%	4.9%	4.7%	4.7%	5.0%	4.1%	5.0%
ROA	1.5%	1.6%	1.7%	1.6%	1.9%	1.6%	1.6%	1.5%	1.8%	2.0%
ROE	21.9%	22.8%	27.2%	27.7%	25.7%	24.2%	25.8%	24.0%	24.2%	31.0%
Capital ratio										
BIS	13.7%	12.4%	12.8%	12.3%	14.9%	12.6%	12.4%	11.3%	13.1%	13.4%
Earnings per Share										
Net income (Real Ch$mn)	19,281	18,821	22,181	21,649	26,251	22,579	23,256	21,850	27,350	29,847
Net income per share (Real Ch$)	0.77	0.75	0.88	0.86	1.04	0.90	0.92	0.87	1.09	1.18
Net income per ADS (US$)	0.31	0.29	0.33	0.32	0.32	0.31	0.29	0.29	0.36	0.37
Shares outstanding in million	25,188.6	25,188.6	25,188.6	25,188.6	25,188.6	25,188.6	25,188.6	25,188.6	25,188.6	25,188.6
Credit Quality										
Past due loans/total loans	1.83%	1.77%	1.70%	1.61%	1.59%	1.42%	1.37%	1.36%	1.42%	1.37%
Reserves for loan losses/past due loans	122.5%	126.0%	130.7%	126.5%	149.0%	151.8%	153.8%	135.7%	134.4%	119.4%
Risk index	1.42%	1.42%	1.46%	1.51%	1.72%	1.58%	1.56%	1.30%	1.33%	1.25%
Efficiency										
Operating expenses/operating income	43.9%	49.6%	48.7%	51.3%	39.8%	49.0%	46.7%	43.2%	41.8%	42.0%
Market information (period-end)										
Stock price	32.5	38.5	37.0	39.0	44.0	51.0	55.0	55.0	46.8	41.0
ADR price	13.63	16.00	14.63	15.13	16.10	17.31	17.8	18.62	15.5	13
Market capitalization (US$mn)	1,561	1,832	1,675	1,732	1,843	1,982	2,038	2,132	1,775	1,489
Other Data										
Exchange rate (Ch/US$) (period-end)	501.41	538.61	565.37	572.68	592.91	626.65	696.23	656.2	664.44	697.62

* Net interest margin including results of foreign exchange transactiosn which
mainly concists of the results of forward contracts which hedge foreign currency positions (see footnote N°3).

Banco
Santander - Chile

Banco Santander - Chile and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS AT June 30, 2002

ASSETS	June 30 2002 Ch$ (Millions)	June 30 2001 Ch$ (Millions)
CASH AND DUE FROM BANKS	636,500.5	542,294.3
LOANS:		
Commercial loans	1,296,176.6	1,250,382.9
Foreign trade loans	386,840.5	369,168.4
Consumer loans	348,620.7	341,106.2
Mortgage loans	531,619.5	550,685.3
Lease contracts	132,767.5	125,968.5
Contingent loans	350,422.1	328,641.7
Other outstanding loans	403,625.5	364,927.0
Past-due loans	48,238.5	48,609.5
Total loans	**3,498,310.9**	**3,379,489.5**
Reserves for loan losses	(55,789.8)	(64,379.0)
Total loans, net	**3,442,521.1**	**3,315,110.5**
OTHER LOANS OPERATIONS:		
Interbank loans	35,006.7	54,259.1
Investments purchased under agreements to resell	78,426.1	30,008.7
Total other loans operations	**113,432.8**	**84,267.8**
INVESTMENTS:		
Government securities	651,431.2	505,600.2
Other financial investments	465,160.9	471,370.7
Investment collateral under agreements to repurchase	288,120.7	385,485.6
Deposits in the Central Bank of Chile	--	--
Assets for leasing	8,883.1	1,072.1
Assets received or awarded in lieu of payment	14,507.8	16,749.8
Other not financial investments	158.2	34.6
Total investments	**1,428,261.9**	**1,380,313.0**
OTHER ASSETS:	**341,929.0**	**238,124.4**
FIXED ASSETS:		
Bank premises and equipment	109,958.0	114,730.6
Investments in other companies	1,644.8	1,509.3
Total fixed assets	**111,602.8**	**116,239.9**
TOTAL ASSETS	**6,074,248.1**	**5,676,349.9**

Banco
Santander - Chile

CONSOLIDATED FINANCIAL STATEMENTS AT June 30, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30 2002 Ch$ (Millions)	June 30 2001 Ch$ (Millions)
DEPOSITS AND OTHER LIABILITIES:		
Current accounts	441,584.9	378,915.8
Savings accounts and time deposits	2,399,641.0	2,351,095.8
Bankers drafts and other deposits	533,342.1	442,392.9
Investments sold under agreements to repurchase	298,229.9	400,064.0
Mortgage finance bonds	562,565.3	575,868.1
Contingent liabilities	350,389.9	328,708.5
Total deposits and other liabilities	**4,585,753.1**	**4,477,045.1**
BONDS:		
Bonds	190,685.5	202,936.6
Subordinated bonds	172,242.2	166,657.8
Total bonds	**362,927.7**	**369,594.4**
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Chilean Central Bank credit lines for renegotiations of loans	3,450.3	4,566.8
Other Central Bank borrowings	23,187.1	18,160.5
Borrowings from domestic financial institutions	137,962.0	25,336.0
Foreign borrowings	198,464.2	52,035.3
Other obligations	47,442.4	56,354.6
Total borrowings from financial institutions	**410,506.0**	**156,453.2**
OTHER LIABILITIES:	**292,895.2**	**251,784.6**
Total liabilities	**5,652,082.0**	**5,254,877.3**
VOLUNTARY PROVISIONS:	**1,790.9**	**9,411.4**
MINORITY INTEREST	**670.5**	**554.0**
SHAREHOLDERS' EQUITY:		
Capital and reserves	360,152.3	360,022.8
Fluctuations of financial investments	2,621.3	3,008.5
Income for the period	56,931.1	48,475.9
Total shareholders' equity, net	419,704.7	411,507.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**6,074,248.1**	**5,676,349.9**

Banco
Santander - Chile

BANCO SANTANDER - CHILE AND SUBISIDIARIES
CONSOLIDATED INCOME STATEMENT
For the periods between January 1, and June 30,

	2002 Ch$ (Millions)	2001 $ (Millions)
OPERATING INCOME		
Interest income	239,810.8	262,881.2
Gain from trading and brokerage activities	30,212.4	16,997.3
Fees income	26,780.1	26,033.0
Gains from foreign exchange transactions	--	8,079.4
Other operating income	634.5	439.1
Total operating income	297,437.8	314,430.0
Less:		
Interest expense	(112,568.7)	(147,879.1)
Losses from trading and brokerage activities	(19,224.9)	(4,442.2)
Fees expenses	(3,997.9)	(3,169.0)
Losses from foreign exchange transactions	(11,139.3)	(10,156.4)
Other operating expenses	(5,607.5)	(1,319.2)
Gross margin	144,899.5	147,464.1
Personnel salaries and expenses	(32,677.0)	(32,657.1)
Administrative expenses	(21,104.3)	(25,886.1)
Depreciation and amortization	(6,884.2)	(6,449.8)
Net margin	84,234.0	82,471.1
Reserve for loan losses	(20,775.6)	(23,899.8)
Recovery of loans previously written off	6,269.8	5,801.5
Operating income	69,728.2	64,372.8
OTHER INCOME AND EXPENSES:		
Non-operating income	4,627.9	3,199.7
Non-operating expenses	(12,672.3)	(4,105.8)
Results from foreign branches	--	--
Income attributable to investments in other companies	112.5	169.2
Loss from price-level restatement	(1,283.7)	(3,333.6)
Income before income taxes	60,512.6	60,302.3
Income taxes	(10,490.3)	(9,282.3)
Net income after taxes	50,022.3	51,020.0
Minority interests	(80.0)	(50.4)
Net income before voluntary provisions	49,942.3	50,969.6
Voluntary provisions	6,988.8	(2,493.7)
NET INCOME	**56,931.1**	**48,475.9**

Banco
Santander - Chile

ROBERTO JARA CABELLO Accounting Manager	OSCAR VON CHRISMAR CARVAJAL General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander-Chile

Date: August 16, 2002

By: /s/ Juan Pedro Santa María
Name: Juan Pedro Santa María
Title: General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

Dated: August 16, 2002

Name: Juan Pedro Santa María.

Title: General Counsel